Exhibit 99.1

BEST Inc. Announces Unaudited First Quarter 2022 Financial Results

HANGZHOU, China, June 9, 2022 -- BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia (“SEA”), today announced its unaudited financial results for the first quarter ended March 31, 2022.

Johnny Chou, Founder, Chairman and CEO of BEST, commented, “Despite the disruptions caused by the COVID-19 pandemic, we continued to serve our customers with operational resilience. BEST Global continued its strong growth momentum and finished the quarter with 25% year-over-year (“YOY”) volume increase in SEA. As we continued with our Strategic Refocusing Program, we are winding down our BEST UCargo and Capital business lines, which gives us a much leaner organization and lower cost structure. At end of the first quarter, we have a net cash position of RMB1.5 billion.

“During the quarter, BEST Freight maintained its industry-leading position and achieved notable service quality improvements. Freight’s on-time delivery rate has improved by 14% YOY. Supply Chain Management remains our key differentiator as it empowers our customers with digitalized end-to-end logistics solutions. It is also the heart of our cross-segment synergies; significantly benefiting Freight and Global by supporting its customer’s transportation and global logistics needs. Among SCM’s top customers, more than 20% use our Freight service.

“We believe the activities of supply chain and logistics business will pick up quickly in China and SEA as the pandemic eases. Information technology-driven and integrated supply chain and logistics solutions will be in high demand to support such growth. BEST’s strengths in technology, domestic and international end-to-end supply chain and logistics capabilities, as well as our broad customer base in China coupled with strong cash position will allow us to capture this growth opportunity and on the path to profitability.” concluded Mr. Chou.

Gloria Fan, BEST’s Chief Financial Officer, added, “Our first quarter revenue, excluding UCargo and Capital, declined by 4.6% YOY. Given the pandemic-related disruptions and other macro environment uncertainties, our performance is a testament to our strong business resilience. Our balance of cash and cash equivalents, restricted cash, and short-term investments were RMB5.3 billion at the end of the first quarter. Supported by our robust balance sheet, our emphasis on service quality and operational efficiency will strengthen our core competencies in Freight, integrated Supply Chain Management and Global logistics solutions, building a solid foundation for future growth and profitability.”

FINANCIAL HIGHLIGHTS(1)

For the First Quarter Ended March 31, 2022:(2)

●	Revenue was RMB1,802.6 million (US$284.4 million) compared to RMB2,783.6 million in the first quarter of 2021. The revenue decrease was primarily due to the winding-down of the UCargo business line. Revenue generated from UCargo business was approximately RMB19.4 million (US$3.1 million) compared with RMB868.7 million in the same quarter of 2021, a decrease of 97.8%.

●	Gross Loss was RMB76.8 million (US$12.1 million), compared to gross profit of RMB51.7 million in the first quarter of 2021. The decrease was primarily due to winding down of the Capital business line and increased unit cost of Freight business, mainly resulting from higher fuel cost. Gross Loss Margin was 4.3%, compared to a Gross Profit Margin of 1.9% in the first quarter of 2021.

●	Net Loss from continuing operations was RMB379.9 million (US$59.9 million), compared to RMB191.2 million in the first quarter of 2021. Non-GAAP Net Loss from continuing operations(3)(4) was RMB359.2 million (US$56.7 million), compared to RMB169.7 million in the first quarter of 2021.

●	Diluted loss per ADS(5) from continuing operations was negative RMB4.60 (US$0.73), compared to negative RMB2.40 in the first quarter of 2021. Non-GAAP diluted loss per ADS(3)(4) from continuing operations was negative RMB4.33 (US$0.68), compared to negative RMB2.12 in the first quarter of 2021.

●	EBITDA(6) from continuing operations was negative RMB315.3 million (US$49.7 million), compared to negative RMB120.0 million in the first quarter of 2021. Adjusted EBITDA(3)(5) from continuing operations was negative RMB294.6 million (US$46.5 million), compared to negative RMB98.5 million in the first quarter of 2021.

(1) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year-over-year comparisons are based on figures before rounding.

(2) In December 2021, BEST sold its China express business, the principal terms of which were previously announced. As a result, China express business has been deconsolidated from the Company and its historical financial results are reflected in the Company’s consolidated financial statements as discontinued operations accordingly. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

(3) Non-GAAP net income/loss represents net income/loss excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(4) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(5) Diluted earnings/loss per ADS, is calculated by dividing net income/loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares expressed in ADS outstanding during the period.

(6) EBITDA represents net loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income. Adjusted EBITDA represents EBITDA excluding share-based compensation expenses and fair value change of equity investments (if any).

BUSINESS HIGHLIGHTS(7)

BEST Freight – In the first quarter of 2022, the Company remained focused on developing its e-commerce related business, which contributed 22.2% of total volume during the quarter, up 5.6 ppts YOY. The logistics industry has been significantly affected by the resurgences of the pandemic. Freight’s volume decreased by 13.5% YOY, as parts of its operations, particularly some of its transportation fleet, hubs and sortation centers, have been restricted due to the pandemic.

Freight continued to implement measures to strengthen its network coverage and service quality including automation in certain major sortation centers and expansion of franchise network. These efforts have delivered immediate results. In the first quarter, Freight’s on-time delivery rate improved by 14.0% YOY.

BEST UCargo’s operations and financial results are now consolidated with BEST Freight.

BEST Supply Chain Management – During the first quarter of 2022, the Company continued to grow its B2B2C fulfillment network and distribution capabilities (“Cloud OFCs”) while prioritizing higher-margin accounts. Due to discontinuation of certain low-margin legacy customers, the total number of orders fulfilled by Cloud OFCs decreased 13.3% YOY to 87.3 million in the first quarter, of which the total number of orders fulfilled by franchised Cloud OFCs increased by 2.4% to 54.1 million. Supply Chain Management’s gross margin for the first quarter of 2022 was 4.3%, decreased by 1.1 ppts YOY, primarily due to restrictions on certain warehouses caused by the pandemic.

BEST Global – Despite the ongoing pandemic and disruption in its supply chains, Global continued to expand its market share in SEA. Its parcel volume reached 38.4 million in the first quarter of 2022, up 24.5% YOY. Parcel volumes in Vietnam, Malaysia and Singapore, increased by 67.7%, 67.6% and 72.0%, respectively. In addition to the positive development in SEA, U.S. operations reached breakeven last year and continued to be profitable in the first quarter of 2022.

Others

As part of its strategic refocusing plan, the Company continued to wind down its Capital business line in the first quarter of 2022.

(7) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year-over-year comparisons are based on figures before rounding.

Key Operational Metrics

	Three Months Ended			% Change YOY
	March 31, 2020	March 31, 2021	March 31, 2022	2021 vs 2020	2022 vs 2021
Freight Volume (Tonne in ‘000)	1,074	1,945	1,683	81.0%	(13.5)%
Supply Chain Management Orders Fulfilled (in ‘000)	83,596	100,784	87,347	20.6%	(13.3)%
Global Parcel Volume in SEA (in ‘000)	8,840	30,841	38,390	248.9%	24.5%

FINANCIAL RESULTS(8)

For the First Quarter Ended March 31, 2022:

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 1 – Breakdown of Revenue by Business Segment

	Three Months Ended
	March 31, 2021		March 31, 2022
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YOY
Total Freight	2,043,186	73.4%	1,092,814	172,387	60.6%	(46.5)%
-Freight	1,174,493	42.2%	1,073,460	169,334	59.6%	(8.6)%
-Legacy UCargo	868,693	31.2%	19,354	3,053	1.0%	(97.8)%
Supply Chain Management	447,661	16.1%	408,962	64,512	22.7%	(8.6)%
Global	250,422	9.0%	268,709	42,388	14.9%	7.3%
Others(9)	42,290	1.5%	32,100	5,064	1.8%	(24.1)%
Total Revenue	2,783,559	100.0%	1,802,585	284,351	100.0%	(35.2)%

●	Freight Service Revenue was RMB1,092.8 million (US$172.4million) for the first quarter of 2022, compared with RMB2,043.2 million in the same period of last year; of which, RMB19.4 million and RMB868.7 million were from the legacy UCargo business line. Freight service revenue excluding legacy UCargo business decreased by 8.6% YOY resulting from a 13.5% decrease in freight volume, partially offset by a 4.5% increase in ASP per tonne.

●	Supply Chain Management Service Revenue decreased by 8.6% YOY to RMB409.0 million (US$64.5 million) for the first quarter of 2022 from RMB447.7million in the same period of last year, primarily due to discontinuation of certain low-margin legacy accounts.

(8) All numbers represented the financial results from continuing operations, unless otherwise stated.

(9) “Others” Segment primarily represents Capital business units. Results from UCargo’s legacy contracts with external customers are now reported under “Freight” segment and prior period segment information were retrospectively revised to conform to current period presentation.

●	Global Service Revenue increased by 7.3% YOY to RMB268.7 million (US$42.4 million) for the first quarter of 2022 from RMB250.4 million in the same period of last year, primarily due to parcel volume growth in SEA.

Cost of Revenue

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 2 – Breakdown of Cost of Revenue by Business Segment

	Three Months Ended					% of
	March 31, 2021		March 31, 2022			Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YOY
Total Freight	(2,029,952)	99.4%	(1,170,314)	(184,612)	107.1%	7.7ppt
-Freight	(1,173,930)	100.0%	(1,144,613)	(180,558)	106.6%	6.6ppt
-Legacy UCargo	(856,022)	98.5%	(25,701)	(4,054)	132.8%	34.3ppt
Supply Chain Management	(423,506)	94.6%	(391,207)	(61,711)	95.7%	1.1ppt
Global	(265,102)	105.9%	(285,678)	(45,065)	106.3%	0.4ppt
Others	(13,307)	31.5%	(32,225)	(5,083)	100.4%	68.9ppt
Total Cost of Revenue	(2,731,867)	98.1%	(1,879,424)	(296,471)	104.3%	6.2ppt

●	Cost of Revenue for Freight excluding legacy UCargo business was RMB1,144.6 million or 106.6% of revenue in the first quarter of 2022. The 6.6 ppts increase YOY in cost of revenue as a percentage of revenue was mainly due to higher fuel cost and additional costs caused by the pandemic.

●	Cost of Revenue for Supply Chain Management was RMB391.2 million or 95.7% of revenue in the first quarter of 2022. The 1.1 ppts increase YOY in cost of revenue as a percentage of revenue was primarily due to restrictions on certain warehouses caused by the pandemic.

●	Cost of Revenue for Global was RMB285.7 million or 106.3% of revenue in the first quarter of 2022. The 0.4 ppts increase YOY in cost of revenue as a percentage of revenue was primarily due to additional costs caused by the pandemic and higher fuel cost; partially offset by increased parcel volume.

●	Cost of Revenue for Others was RMB 32.2 million or 100.4% of revenue in the first quarter of 2022. The 68.9 ppts increase YOY in cost revenue as percentage of revenue was primarily due to winding down of BEST Capital business line.

Gross Loss was RMB76.8 million (US$12.1 million) in the first quarter of 2022, compared to gross profit of RMB51.7 million in the first quarter of 2021; Gross Margin was negative 4.3%, compared to positive 1.9% in the first quarter of 2021.

Operating Expenses

Selling, General and Administrative Expenses were RMB255.0 million (US$40.2 million) or 14.1% of revenue in the first quarter of 2022, compared to RMB249.8 million or 9.0% of revenue in the first quarter of 2021, primarily due to the expenses associated with winding down the Capital business.

Research and Development Expenses were RMB33.2million (US$5.2 million) or 1.8% of revenue in the first quarter of 2022, compared to RMB40.1 million, or 1.4% of revenue in the first quarter of 2021, primarily due to reduced headcount.

Share-based Compensation (“SBC”) Expenses included in the cost and expense items above were RMB20.7 million (US$3.3 million) in the first quarter of 2022, compared to RMB27.1 million in the first quarter of 2021. In the first quarter of 2022, RMB0.05 million (US$0.01 million) was allocated to cost of revenue, RMB1.2 million (US$0.2 million) was allocated to selling expenses, RMB18.2 million (US$2.9 million) was allocated to general and administrative expenses, and RMB1.3 million (US$0.2 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Loss from continuing operations

Net Loss from continuing operations in the first quarter of 2022 was RMB379.9 million (US$59.9 million), compared to RMB191.2 million in the first quarter of 2021. Excluding SBC expenses, amortization of intangible assets resulting from business acquisitions and gain from appreciation of investment, Non-GAAP Net Loss from continuing operations in the first quarter of 2022 was RMB359.2 million (US$56.7 million), compared to RMB169.7 million in the first quarter of 2021.

Diluted loss per ADS and Non-GAAP diluted loss per ADS from continuing operations

Diluted loss per ADS from continuing operations in the first quarter of 2022 was negative RMB4.60 (US$0.73), compared to negative RMB2.4 in the same period of 2021. Excluding SBC expenses, amortization of intangible assets resulting from business acquisitions and gain from appreciation of investment, Non-GAAP diluted loss per ADS from continuing operations in the first quarter of 2022 was negative RMB4.33 (US$0.68), compared to negative RMB2.12 in the first quarter of 2021. A reconciliation of non-GAAP diluted loss per ADS to diluted loss per ADS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin from continuing operations

Adjusted EBITDA from continuing operations in the first quarter of 2022 was negative RMB294.6 million (US$46.5million), compared to negative RMB98.5million in the same period of 2021. Adjusted EBITDA Margin from continuing operations in the first quarter of 2022 was negative 16.3%, compared to negative 3.5% in the same period of 2021.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of March 31, 2022, cash and cash equivalents, restricted cash and short-term investments were RMB5,261.1 million (US$829.9 million), compared to RMB3,389.0 million as of March 31, 2021.

Net Cash Used In Continuing Operating Activities

Net cash used in continuing operating activities in the first quarter of 2022 was RMB304.1 million (US$48.0 million), compared to RMB47.9 million of net cash generated from continuing operating activities in the same period of 2021. The increase in net cash used in operating activities was mainly due to the increased net loss and catch-up payments to vendors in the first quarter of 2022.

Capital Expenditures (“CAPEX”)

CAPEX was RMB49.1 million (US$7.7 million), or 2.7% of total revenue in the first quarter ended March 31, 2022, compared to CAPEX of RMB74.7 million, or 2.7% of total revenue, in the same period of 2021.

SHARES OUTSTANDING

As of May 31, 2022, the Company had approximately 392.5 million ordinary shares outstanding(10). Each American Depositary Share represents five (5) Class A ordinary shares.

As previously announced, effective from May 20, 2022, the Company has changed the ratio of its American Depositary Shares to its Class A ordinary shares, par value US$0.01 per share, from the original ADS ratio of one (1) ADS to one (1) Class A ordinary share, to a new ADS ratio of one (1) ADS to five (5) Class A ordinary shares.

FINANCIAL GUIDANCE

Due to the uncertainties relating to the COVID-19 pandemic, the Company renounces, and does not affirm, its previous financial guidance given in its results announcement dated March 8, 2022. Accordingly, the Company is not providing any financial guidance or revenue outlook at this time. We are driving each of our business units toward a speedy recovery as the COVID-19 pandemic eases.

(10) The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans.

WEBCAST AND CONFERENCE CALL INFORMATION

The Company will hold a conference call at 9:00 pm U.S. Eastern Time on June 8, 2022 (9:00 am Beijing Time on June 9, 2022), to discuss its financial results and operating performance for the first quarter of 2022.

Participants may access the call by dialing the following numbers:

United States	: +1-888-317-6003
Hong Kong	: 800-963976 or +852-5808-1995
Mainland China	: 4001-206115
International	: +1-412-317-6061
Participant Elite Entry Number	: 6408443

A replay of the conference call will be accessible through June 15, 2022 by dialing the following numbers:

United States	: +1-877-344-7529
International	: +1-412-317-0088
Replay Access Code	: 2605618

Please visit the Company's investor relations website to view the earnings release prior to the conference call. A live and archived webcast of the conference call and a corporate presentation will be available at the same site.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China and SEA. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-added services, including freight delivery, supply chain management, and global logistics services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: best@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail:  best@tpg-ir.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST's strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST's goals and strategies; BEST's future business development, results of operations and financial condition; BEST's ability to maintain and enhance its ecosystem; BEST's ability to compete effectively; BEST's ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss/income, non-GAAP net loss/profit margin, adjusted EBITDA, adjusted EBITDA margin, EBITDA, and non-GAAP Diluted earnings/loss per ADS, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes these non-GAAP financial measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that these non-GAAP financial measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the Company's current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company's calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Summary of Unaudited Condensed Consolidated Income Statements

(In Thousands)

	Three Months Ended March 31,
	2021	2022
	RMB	RMB		US$
Revenue
Freight	2,043,186	1,092,814		172,387
-Freight	1,174,493	1,073,460		169,334
-Legacy UCargo	868,693	19,354		3,053
Supply Chain Management	447,661	408,962		64,512
Global	250,422	268,709		42,388
Others	42,290	32,100		5,064
Total Revenue	2,783,559	1,802,585		284,351
Cost of Revenue
Freight	(2,029,952)	(1,170,314)		(184,612)
Supply Chain Management	(423,506)	(391,207)		(61,711)
Global	(265,102)	(285,678)		(45,065)
Others	(13,307)	(32,225)		(5,083)
Total Cost of Revenue	(2,731,867)	(1,879,424)		(296,471)
Gross Profit/(Loss)	51,692	(76,839)		(12,120)
Selling Expenses	(55,081)	(54,926)		(8,664)
General and Administrative Expenses	(194,680)	(200,054	)(11)	(31,558)
Research and Development Expenses	(40,065)	(33,175)		(5,233)
Other operating income/(expense), net	41,718	2,640		416
Loss from Operations	(196,416)	(362,354)		(57,159)
Interest Income	11,707	15,618		2,464
Interest Expense	(35,512)	(26,422)		(4,168)
Foreign Exchange Gain	800	4,845		764
Other Income	40,735	16,109		2,541
Other Expense	(8,242)	(27,476)		(4,334)
Loss before Income Tax and Share of Net Loss of Equity Investees	(186,928)	(379,680)		(59,892)
Income Tax Expense	(4,290)	(219)		(35)
Loss before Share of Net loss of Equity Investees	(191,218)	(379,899)		(59,927)
Share of Net Loss of Equity Investees	-	-		-
Net Loss from continuing operations	(191,218)	(379,899)		(59,927)
Net loss from discontinued operations	(427,087)	(284)		(45)
Net Loss	(618,305)	(380,183)		(59,972)
Net loss attributable to non-controlling interests	(5,410)	(20,878)		(3,293)
Net Loss attributable to BEST Inc.	(612,895)	(359,305)		(56,679)

(11) Including additional expenses associated with winding down the Capital business line of RMB28,005.

Summary of Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	As of December 31,2021	As of March 31, 2022
	RMB	RMB	US$
Assets
Current Assets
Cash and Cash Equivalents	3,571,745	2,053,610	323,949
Restricted Cash	675,159	599,920	94,635
Accounts and Notes Receivables	827,631	752,397	118,690
Inventories	25,622	24,295	3,832
Prepayments and Other Current Assets	1,172,472	1,013,868	159,933
Short-term Investments	147,359	1,297,440	204,666
Amounts Due from Related Parties	125,198	97,585	15,394
Lease Rental Receivables	298,364	223,073	35,189
Total Current Assets	6,843,550	6,062,188	956,288
Non-current Assets
Property and Equipment, Net	762,642	748,443	118,064
Intangible Assets, Net	55,684	59,273	9,350
Long-term Investments	219,171	189,171	29,841
Goodwill	54,135	54,135	8,540
Non-current Deposits	92,866	83,257	13,133
Other Non-current Assets	111,640	83,478	13,168
Restricted Cash	1,069,244	1,310,141	206,670
Lease Rental Receivables	235,429	168,478	26,577
Operating Lease Right-of-use Assets	1,899,522	1,785,192	281,607
Total non-current Assets	4,500,333	4,481,568	706,950
Total Assets	11,343,883	10,543,756	1,663,238
Liabilities and Shareholders’ Equity
Current Liabilities
Long-term borrowings-current	287,814	239,382	37,762
Convertible Senior Notes held by related parties	633,475	632,259	99,736
Convertible Senior Notes held by third parties	633,475	632,259	99,736
Short-term Bank Loans	530,495	410,156	64,701
Accounts and Notes Payable	1,353,150	1,373,396	216,648
Income Tax Payable	587	350	55
Customer Advances and Deposits and Deferred Revenue	298,353	292,141	46,084
Accrued Expenses and Other Liabilities	1,591,639	1,387,461	218,867
Financing Lease Liabilities	1,851	1,699	268
Operating Lease Liabilities	518,248	493,438	77,838
Amounts Due to Related Parties	2,763	11,430	1,803
Total Current Liabilities	5,851,850	5,473,971	863,498

Summary of Unaudited Condensed Consolidated Balance Sheets (Cont’d)

(In Thousands)

	As of December 31, 2021	As of March 31, 2022
	RMB	RMB		US$
Non-current Liabilities
Convertible senior notes held by related parties	955,097	951,467		150,090
Long-term borrowings	67,080	32,702		5,159
Operating Lease Liabilities	1,456,843	1,374,940		216,891
Financing Lease Liabilities	2,121	2,104		332
Other Non-current Liabilities	24,261	25,034		3,949
Long-term Bank Loans	769,767	841,231		132,701
Total Non-current Liabilities	3,275,169	3,227,478		509,122
Total Liabilities	9,127,019	8,701,449		1,372,620
Mezzanine Equity:
Convertible Non-controlling Interests	191,865	191,865		30,266
Total mezzanine equity	191,865	191,865		30,266
Shareholders’ Equity
Ordinary Shares	25,988	25,988		4,100
Treasury Shares	(113,031)	(28,824)		(4,547)
Additional Paid-In Capital	19,522,173	19,457,107		3,069,284
Statutory reserves	167	-		-
Accumulated Deficit	(17,471,716)	(17,843,712	)(12)	(2,814,776)
Accumulated Other Comprehensive Income	107,379	93,050		14,678
BEST Inc. Shareholders’ Equity	2,070,960	1,703,609		268,739
Non-controlling Interests	(45,961)	(53,167)		(8,387)
Total Shareholders’ Equity	2,024,999	1,650,442		260,352
Total Liabilities, Mezzanine Equity and Shareholders’ Equity	11,343,883	10,543,756		1,663,238

(12) Including accumulated accretion to redemption value and deemed dividend in relation to redeemable convertible preferred shares of RMB9,493,807, and accumulated loss from operations of RMB8,349,905.

Summary of Unaudited Condensed Consolidated Statements of Cash Flows

(In Thousands)

	Three Months Ended March 31,
	2021	2022
	RMB	RMB	US$
Net cash generated from/(used in) continuing operating activities	47,887	(304,096)	(47,970)
Net cash used in discontinued operating activities	(705,838)	-	-
Net cash used in operating activities	(657,951)	(304,096)	(47,970)
Net cash generated from/(used in) continuing investing activities	150,074	(879,542)	(138,744)
Net cash used in discontinued Investing activities	(127,278)	-	-
Net cash generated from/(used in) investing activities	22,796	(879,542)	(138,744)
Net cash generated from/(used in) continuing financing activities	274,100	(145,284)	(22,918)
Net cash used in discontinued financing activities	(172,653)	-	-
Net cash generated from/(used in) financing activities	101,447	(145,284)	(22,918)
Exchange Rate Effect on Cash and Cash Equivalents, and Restricted Cash	6,716	(23,555)	(3,716)
Net decrease in Cash and Cash Equivalents, and Restricted Cash	(526,992)	(1,352,477)	(213,348)
Cash and Cash Equivalents, and Restricted Cash at Beginning of Period	4,209,121	5,316,148	838,602
Cash and Cash Equivalents, and Restricted Cash at End of Period	3,682,129	3,963,671	625,254
Less: Cash and Cash Equivalents, and Restricted Cash held for sales at end of the Period	588,824	-	-
Cash and Cash Equivalents, and Restricted Cash from continuing operations at End of Period	3,093,305	3,963,671	625,254

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s net (loss)/income to EBITDA, adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

Table 4 – Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended March31, 2022
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(13)	Total
Net Loss	(173,111)	(20,768)	(70,976)	(57,376)	(57,668)	(379,899)
Add
Depreciation & Amortization	20,257	10,484	5,110	13,317	4,391	53,559
Interest Expense	-	-	-	-	26,422	26,422
Income Tax Expense	-	12	18	189	-	219
Subtract
Interest Income	-	-	-	-	(15,618)	(15,618)
EBITDA	(152,854)	(10,272)	(65,848)	(43,870)	(42,473)	(315,317)
Add
Share-based Compensation Expenses	2,953	1,822	2,428	143	13,337	20,683
Adjusted EBITDA	(149,901)	(8,450)	(63,420)	(43,727)	(29,136)	(294,634)
Adjusted EBITDA Margin	(13.7)%	(2.1)%	(23.6)%	(136.2)%	-	(16.3)%

	Three Months Ended March 31, 2021
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(14)	Total
Net (Loss)/Income	(57,629)	(11,965)	(58,244)	5,296	(68,676)	(191,218)
Add
Depreciation & Amortization	21,597	10,227	4,174	343	6,767	43,108
Interest Expense	-	-	-	-	35,512	35,512
Income Tax Expense	-	9	-	4,281	-	4,290
Subtract
Interest Income	-	-	-	-	(11,707)	(11,707)
EBITDA	(36,032)	(1,729)	(54,070)	9,920	(38,104)	(120,015)
Add
Share-based Compensation Expenses	3,162	1,896	2,150	146	19,704	27,058
Subtract
Gain from appreciation of investments	-	-	-	-	(5,562)	(5,562)
Adjusted EBITDA	(32,870)	167	(51,920)	10,066	(23,962)	(98,519)
Adjusted EBITDA Margin	(1.6)%	0.0%	(20.7)%	23.8%	-	(3.5)%

(13) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(14) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s net (loss)/income to non-GAAP net Income/(loss), non-GAAP net Income/(loss) margin for the periods indicated:

Table 5 – Reconciliation of Non-GAAP Net (Loss)/Income and Non-GAAP Net (Loss)/Income Margin

	Three Months Ended March 31, 2022
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(15)	Total
Net Loss	(173,111)	(20,768)	(70,976)	(57,376)	(57,668)	(379,899)
Add
Share-based Compensation Expenses	2,953	1,822	2,428	143	13,337	20,683
Non-GAAP Net Loss	(170,158)	(18,946)	(68,548)	(57,233)	(44,331)	(359,216)
Non-GAAP Net Loss Margin	(15.6)%	(4.6)%	(25.5)%	(178.3)%	-	(19.9)%

	Three Months Ended March 31, 2021
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(16)	Total
Net (Loss)/Income	(57,629)	(11,965)	(58,244)	5,296	(68,676)	(191,218)
Add
Share-based Compensation Expenses	3,162	1,896	2,150	146	19,704	27,058
Subtract
Gain from appreciation of investments	-	-	-	-	(5,562)	(5,562)
Non-GAAP Net (Loss)/Income	(54,467)	(10,069)	(56,094)	5,442	(54,534)	(169,722)
Non-GAAP Net (Loss)/Income Margin	(2.7)%	(2.2)%	(22.4)%	12.9%	-	(6.1)%

(15) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(16) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s diluted loss per ADS to Non-GAAP diluted loss per ADS for the periods indicated:

Table 6 – Reconciliation of diluted loss per ADS and Non-GAAP diluted loss per ADS

	Three Months Ended March 31,
	2022
(In ‘000)	RMB	US$
Net Loss Attributable to Ordinary Shareholders	(359,021)	(56,634)
Add
Share-based Compensation Expenses	20,683	3,263
Non-GAAP Net Loss Attributable to Ordinary Shareholders	(338,338)	(53,371)
Weighted Average Diluted Ordinary Shares Outstanding During the Quarter
Diluted	390,274,553	390,274,553
Diluted (Non-GAAP)	390,274,553	390,274,553
Diluted loss per ordinary share	(0.92)	(0.15)
Add
Non-GAAP adjustment to net loss per ordinary share	0.05	0.01
Non-GAAP diluted loss per ordinary share	(0.87)	(0.14)

Diluted loss per ADS	(4.60)	(0.73)
Add
Non-GAAP adjustment to net loss per ADS	0.27	0.05
Non-GAAP diluted loss per ADS	(4.33)	(0.68)